Exhibit 1.01

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 MonishBahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Reports Q2 2008 Results that Exceed Analyst Expectations with Adjusted Net
Income of $0.04 per share Compared to Consensus of $0.01 per share

Company Ends Q2 2008 with Non-GAAP Cash and Cash Equivalents of $233 Million

BEIJING, ATLANTA, Aug. 7, 2008 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced its financial results for the second quarter of 2008. Total revenue from continuing operations for the period ended June 30, 2008 was (U.S.)$111.0 million, higher than the company’s previously announced range of (U.S.)$107.3 to (U.S.)$108.5 million and an increase of 10 percent from (U.S.)$100.7 million in the second quarter of 2007. Adjusted net income from continuing operations(3) totaled (U.S.)$4.5 million compared to a loss of (U.S.)$0.75 million for the first quarter of 2008 and adjusted EBITDA(2) totaled (U.S.)$6.1 million in Q2 2008.

Adjusted net income per share was (U.S.)$0.04, exceeding the consensus Wall Street of (U.S.)$0.01 per share. Non-GAAP cash and cash equivalents(1) totaled (U.S.)$233.4 million as of June 30, 2008.

The company generated positive operating cash flow in both Q1 2008 and Q2 2008. Operating cash flow was (U.S.)$5.3 million and (U.S.)$5.6 million for Q1 2008 and Q2 2008, respectively. Combined, for the first half of 2008, the company generated positive cash flow of (U.S.)$10.9 million.

“We are very proud that we have exceeded analyst expectations for the second quarter in a row and that we have generated significant positive cash flow for the first half of 2008, especially in light of this difficult operating environment,” said Peter Yip, CEO, CDC Corporation. “We are delighted that all three of our business units, CDC Software, CDC Games and China.com, have delivered double digit sequential growth in Q2 2008. A significant portion of CDC Corporation’s total revenue is now derived from recurring sources and over the next several quarters we expect to demonstrate improving profitability.

“The quarter’s strong results were led by excellent results at CDC Software, with solid performance from our higher growth solutions, including CDC Supply Chain, CDC Factory and CDC Respond. These solutions have demonstrated that they can perform well in a challenging economic environment. We believe our target markets increasingly see the value of our solutions and we anticipate a continuation of these positive trends. In light of rising transportation, fuel and commodity costs, CDC Factory and CDC Supply Chain are strategically positioned to provide both new and existing customers with the critical operating tools they need to help better manage their internal costs. In addition, CDC Respond is delivering a high return on investment to many of its users by enabling them to help better retain their customers through complaint and feedback management.

“We also are continuing to carefully manage our cost structure. Toward the end of the second quarter, we eliminated approximately (U.S.)$15 million in additional annual overhead costs by reducing facilities and related administration expenses, eliminating redundant and non-essential positions, accelerating integration of past acquisitions and reducing other general and administrative costs, bringing the total costs eliminated to approximately (U.S.)$31 million annually over the last 12 months,” added Yip. “We plan to continue to improve our profit margins throughout the year by managing costs while still maintaining a healthy research and development budget within CDC Software.

“In the second quarter, we also saw robust growth in our China-based businesses, with CDC Games’ China operations and China.com both delivering a double-digit increase in revenue from Q1 2008 to Q2 2008. Looking forward, CDC Games has an exciting roll-out schedule of new game launches planned for the second half of the year, including Digimon, which was recently ranked number one on the Baidu search engine user survey chart.

“I have also been very pleased with our current management team, which has been responsible for shortening quarterly reporting schedules, accelerating the integration of past acquisitions, including standardizing our entities on a common IT system, reorganizing our Global Business Services Group and identifying and implementing our recent cost-cutting moves,” continued Yip. “Overall, we believe that we have taken the steps necessary to manage our cost base in anticipation of an on-going difficult operating environment and intend to improve operating metrics and profitability going forward.”

Second Quarter Highlights:

•	Total revenue for CDC Software for Q2 2008 was an all-time record for the CDC Software division, with revenue of (U.S.)$96.1 million, an increase of 9 percent from (U.S.)$88.4 million in Q2 2007. Organic growth at CDC Software was up approximately 3 percent compared to the same quarter last year. Recurring maintenance revenue was (U.S.)$26.8 million, up 29 percent compared to Q2 2007. License revenue was (U.S.)$14.8 million, an increase of 21 percent from Q1 2008, or (U.S.)$12.3 million.

•	Total revenue for CDC Games for Q2 2008 was (U.S.)$10.8 million. We record revenue net of local sales tax, which were $0.6 million in Q2 of 2008. Including sales tax, gross revenue would have been (U.S.)$11.4 million. This compares to net revenue of (U.S.) $8.7 million, net of $0.5 million of sales tax, or gross revenue of (U.S.)$9.1 million in Q1 2008. This represents a sequential increase of 24 percent for Q2 2008.

•	Total revenue for China.com was (U.S.)$4.1 million for Q2 2008, an increase of 39 percent over (U.S.)$3.0 million in Q2 2007.

•	Total revenue for CDC Corporation was (U.S.)$111.0 million compared to (U.S.)$100.7 million in Q2 2007. Net loss from continuing operations in Q2 2008 for CDC Corporation was (U.S.)$10.1 million, compared to a loss of (U.S.)$2.7 million in Q2 2007.

•	Adjusted net income from continuing operations(1) was (U.S.)$4.5 million for Q2 2008 compared to a loss of (U.S.)$0.75 million in the previous quarter. Adjusted EBITDA from continuing operations(2) was (U.S.)6.1 million for Q2 2008 compared to a loss of (U.S.)$0.9 million in the previous quarter.

•	Operating cash flow was (U.S.)$5.6 million in Q2 2008. In the first quarter of 2008, operating cash flow was (U.S.)$5.3 million.

Subsidiary Revenue and Operating Metrics Summary

Highlights for Q2 2008:

CDC Software

Total revenue for CDC Software for Q2 2008 was (U.S.)$96.1 million, an increase of 9 percent from (U.S.)$88.4 million in Q2 2007. The total revenue amount for CDC Software for Q2 2008 was comprised of software license revenue of (U.S.)$14.8 million, maintenance revenue of (U.S.)$26.8 million, software consulting and services revenue of (U.S.)$25.4 million, global services revenue of (U.S.)$27.0 million, and hardware revenue of (U.S.)$2.2 million.

Gross margin for CDC Software, excluding Global Services, during Q2 2008 and Q2 2007 was 57 percent and 59 percent, respectively. Gross margin for Global Services was 26 percent in Q2 2008 compared to 24 percent in Q2 2007.

Q2 2008 revenue for CDC Software was geographically distributed with the Americas contributing 59 percent of the total, and the rest of world contributing 41 percent. Days sales outstanding (DSOs) in the quarter were 77 days compared to 79 days for the Q1 2008.

During Q2 2008, CDC Software added a total of 225 new customers and signed upgrade and expansion agreements with 572 enterprise software customers.

New customers accounted for 39 percent of total software license revenue during the quarter and included: a global leading specialty coffee roaster and retailer, Red Gold, Toyota France, Poclain Hydraulics, Elizabeth Arden, Staples, BASF Coatings, Hager, Coral Chemical, Hanna Candles, Cerro Wire and Cable, Certified Diabetic Services, Bristol-Myers, and SRAM. Repeat business with existing customers accounted for 61 percent of total software license revenue for the quarter.  Customers with expanded and repeat business during the quarter included: Jefferies Group, ABN-Amro Bank, Nike, The Nielsen Co., Estee Lauder, Celanese, Molex Changdu, Web-EX, Sonoco Products Company, R&D Systems, AlloSource, Schneider Electric, Smith & Nephew, ACCOR, MERIAL, ELIOR, AFII  (Agence Française pour les Investissements Internationaux).

During Q2 2008, CDC Software also announced new key customer wins including:

•	One of the world’s leading specialty coffee roasters and retailers with the implementation of CDC Factory.

•	A major sports-entity company based in Australia to implement CDC Software’s CDC MarketFirst campaign and marketing management solution, as well as c360’s CRM solution.

•	A consumer-based organization located in Estonia, which operates retail, as well as three hyper-markets in the region to implement CDC Software’s CDC Supply Chain software services as well as hardware.

CDC Software and its customers won several prestigious market awards in Q2 2008, including:

•	Using CDC Software’s CDC Factory, Bay Valley Foods was named one of the top 50 companies who achieved operational excellence in Managing Automation’s Progressive Manufacturing 50 Awards Program.

•	CDC Software’s Pivotal 6.0 CRM software suite was named by ISM Inc., a premier CRM consulting firm, as one of the “Top 15” CRM software packages in the enterprise category for 2008, its 12th consecutive appearance in this prestigious listing.

•	CDC Software’s leadership as a solution and service provider offering customers the “next wave” of supply chain innovations allowed CDC Software to stand out among it’s peers and be named one of the 2008 Supply & Demand Chain Executive100.

Other CDC Software highlights included:

•	CDC Software completed its acquisition of Dynamic Business Consultants (DBC), an award-winning software systems integrator based in Melbourne, Australia. DBC is expected to market and sell CDC Software’s Process Manufacturing solutions that include CDC Factory and Ross Enterprise. This acquisition is intended to expand CDC Software’s market presence in Australia and the solutions and services footprint for CDC Software’s Australia-based Praxa services business in the region.

•	CDC Software also added two Latin American franchise partners: Ross Enterprise SA (Chile) and CDC Software de Brazil. CDC Software’s Franchise Partner Program (FPP) now totals seven partners. Through the FPP, CDC Software establishes strategic relationships with channel partners in selected geographies through majority and minority investments. CDC Software’s Franchise Partners are located in high growth geographies that include Latin America, India, China, the Middle East and Eastern Europe.

CDC Software believes that its recent results indicate that it has several product lines, such as CDC Factory, CDC Supply Chain and CDC Respond, that perform relatively well in slowing economies. Each of these product lines has exhibited stronger growth than the software division’s overall revenue rate during the last two quarters. Based upon projected and actual sales pipelines, CDC Software anticipates a continuation of this performance.

CDC Games

Total revenue for CDC Games during Q2 2008 was (U.S.)$10.8 million. This represents an increase of 24 percent from Q1 2008, and was the second consecutive quarter of sequential-quarter growth for CDC Games. The increase was primarily driven by higher revenue contributions from Yulgang, as the company recently launched a new version of the game and renewed the licensing agreement with its developer. CDC Games also generated positive EBITDA in Q2 2008. The majority of the revenue from CDC Games has been driven by its China operations, as the company’s U.S. and Japan operations have generated nominal revenue to date. CDC Games believes the opportunity for online free-to-play games in the U.S. and Japan markets is still in its early stages, relative to the more mature China market.

CDC Games also believes that it has developed a relatively stable, recurring and repeatable revenue base. In addition, the company believes that benefits of its diversification strategy are becoming clear. CDC Games’ revenue is now derived from its portfolio of five online games and has a planned release schedule for new games in the second half of 2008.

Q2 2008 highlights for CDC Games included:

•	In April 2008, CDC Games commercially launched Yulgang 2.0, a major new content update for Yulgang, its widely popular online game, in China, which provides gamers with approximately 30 percent more content and has led to increased revenue for the game.

•	CDC games opened a new game zone in the company’s online game, Shaiya. The company has expanded the number of server groups for the game, which it believes will result in a higher degree of community interaction.

•	CDC Games has launched 18 web-based casual games, and expects to increase that amount substantially by the end of 2008. Among all web-based casual games operators in China, CDC is one of the largest. Revenue from these web-based casual games has been nominal to date.

In addition, CDC Games has two games it intends to launch in Q3 2008:

•	Digimon. Digimon is an online game based on the animated Japanese series, where players can collect virtual pets and battle each other. In addition, Digimon has secured the No. 1 ranking for the last several weeks in the user survey chart on Baidu, the top search engine in China; and

•	Street Gears. Street Gears is a casual skating game where players can race each other or compete in trick contests.

The company believes that these games will help to add diversity to its portfolio and expand its casual games offerings. In addition, over the next six months, CDC Games intends to launch Life Online, a next generation, 3D massive free-to-play multiplayer online game developed by SONOV, the development arm of Sonokong, a leading Korean toy and game entertainment company.

As a result of the above, the company believes it has made progress in diversifying the pipeline and style of new games planned for the second half of 2008. The pipeline, which includes Lunia, Life Online, Digimon and Come on Baby, caters to a more casual and expanded target audience. In addition, the company believes it has developed a more cost effective process for effectively launching games, which includes cross promotion and leveraging a combined base of existing players.

China.com

Total revenue for the China.com portal and media services businesses during Q2 2008 was (U.S.)$4.1 million, an increase of 39 percent from (U.S.)$3.0 million in Q2 2007. Gross margin for the China.com portal business during Q2 2008 was 52 percent. The company saw an increase in portal advertisement in its key vertical channels, automobile and webgame channels. The company believes that China.com benefits from strong brand recognition in China, the growth of online advertising, and strategic partnerships with Internet industry leaders. China.com is particularly focused on its industry-leading automobile and defense content channels and has increased its advertising focus in these areas.

Stock Buy Back

In the second quarter of 2008, through its share repurchase program, the company repurchased 262,457 shares of its common stock at an average cost basis of (U.S.)$2.90. Since the end of the second quarter, the company has repurchased an additional 209,517 shares of its common stock through its share repurchase program at an average cost basis of (U.S.)$2.39. Since the inception of the company’s stock buy back program in April 2006, it has repurchased a total of 9.5 million shares of its common stock at an average cost basis of (U.S.)$5.53.  In addition, Peter Yip, the company’s CEO, has purchased a net additional amount of 268,000 shares of CDC Corporation common stock at an average cost basis of (U.S.)$3.55 (includes commissions) since January 3, 2008.

“We are confident in our ability to improve our operating metrics for the remainder of 2008,” added Yip. “Our cost structure is now better-aligned with modest expectations. Furthermore, our cash balance remains very strong with non-GAAP cash and cash equivalents equal to (U.S.)$233 million, and we have continued to generate cash from operations. We believe that our stock is undervalued as indicated by our continued commitment to the company’s stock buyback program, as well as my personal purchases.”

Conference Call

The company’s senior management will host a conference call for financial analysts and investors, today, August 7, 2008 at 5:00 pm EDT.

USA-based Toll Free Number: +1-888-603-6873
International: +1 973 582 2706
Pass code: 55369711
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until August 15, 2008. U.S. based Toll Free Number: +1 800 642 1687 U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #:55369711

Adjusted Financial Measures

This press release includes adjusted net income, adjusted EBITDA and non-GAAP cash and cash equivalents, which are not prepared in accordance with GAAP (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

The financial statements and estimates presented in this press release are preliminary and unaudited. Adjustments to the estimates set forth in this press release may be identified as a result of, among other things, the company’s audit process for the year ending December 31, 2008.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), e-M-Power (discrete manufacturing), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 140 million registered users and approximately 11 million active users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. Through its CDC Games International (CGI) subsidiary, the company launched a long-term strategy to be a global publisher of MMO games. As a part of this strategy, CDC Games has partnered with MBC Group, a leading media company in the Middle East, to launch the world’s first online games web portal in the Middle East.  For more information on CDC Games, visit: www.cdcgames

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs regarding future and continued improvement in our profitability, our beliefs regarding the composition of our revenues and the recurring or non-recurring nature thereof, our beliefs regarding the ability of our products to perform well in challenging economic conditions, our beliefs regarding the perceptions and beliefs of our target markets and the continuation of any tends we may see or have seen, our beliefs regarding the strategic position and utility of our products as well as any returns on investment that may be recognized by of our customers, our beliefs regarding the utility and benefits of using our products, our plans to continue to improve profit margins, successfully manage costs and maintain healthy research and development budgets, our beliefs regarding the roll-out schedule of new games launches for CDC Games, our beliefs regarding the sufficiency of the steps we have taken to improve our financial performance and our ability to continue any improvement in metrics and financial measures, our expectations regarding DBC and the expansion of our presence in Australia, our beliefs regarding our franchise partners, the franchise partner program and the continued utility thereof, our beliefs regarding the future and continued performance of our products, our belief regarding the relative immaturity of the opportunity for online free-to-play games in the U.S. and Japan as compared to China, our beliefs regarding the development of a stable, repeatable and recurring revenue base, our beliefs regarding any benefits of our games diversification strategy, our belief that community interaction levels will increase for Shaiya, our beliefs regarding our ability to launch new games, add diversity to our games portfolio and our ability to utilize a more cost effective process for effectively launching new games, our beliefs regarding our growth at China.com, our beliefs regarding China.com’s brand recognition in China, the growth of online advertising in China, and strategic partnerships in China, and the effects and benefits thereof, our beliefs about the continued financial and business performance and position, our beliefs regarding our sales pipelines, our beliefs regarding the reliability of our business indicators and our revenue mix as well as the stability, strength thereof and of our cash position, the use of the foregoing to help us continue growing, our efforts regarding our financial and business focus, including our efforts with respect to continue cost-savings, our ability to streamline operations, our ability to reduce costs and beliefs about the effects thereof, our beliefs and expectations regarding our existing and new customers, our expectations and intentions relating to cost-savings associated with our initiatives, our beliefs regarding the efficacy and abilities, functions, and features of our products and upgrades, our expectations regarding Yulgang 2.0, our beliefs regarding our operational efficiency and cross-promotion activities and plans, our beliefs regarding each of our games contribution to revenue, our beliefs regarding our ability to produce continued growth in subsequent quarters, our beliefs regarding our marketing, financial, business and competitive position, our intent to continue to execute on our strategies and our expectations with respect to development activities, our expectations regarding sequential improvements in revenue for CDC Games, CDC Software and China.com, our intentions with respect to the Company’s convertible debentures and other corporate initiatives, our estimates regarding maintenance revenue retention and other financial measures and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (n) risks associated with our convertible debt; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Unaudited Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars except share and per share data)

	December 31, 2007	June 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	$142,218	$183,389
Restricted cash	9,066	4,217
Accounts receivable (net of allowance of $8,688 and $8,146 at December 31, 2007 and June 30, 2008, respectively)	87,612	81,832
Available-for-sale securities	78,498	12,651
Deferred tax assets	3,423	3,470
Prepayments and other current assets	22,930	16,995
Total current assets	343,747	302,554
Property and equipment, net	19,659	17,501
Goodwill	215,783	218,848
Intangible assets	132,605	126,193
Available-for-sale securities	28,526	33,107
Investments under cost method	12,315	12,421
Deferred tax assets	44,576	44,139
Other assets	6,390	6,860

Total assets	$803,601	$761,623

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,571	$23,090
Purchase consideration payables	4,192	2,783
Income tax payable	2,145	1,463
Accrued liabilities	50,549	63,610
Restructuring accruals, current portion	2,807	4,406
Short-term bank loans	33,892	10,655
Deferred revenue	67,989	68,328
Deferred tax liabilities	942	742
Total current liabilities	191,087	175,077
Deferred tax liabilities	28,496	28,469
Convertible notes	174,905	181,409
Restructuring accruals, net of current portion	482	601
Other liabilities	12,396	12,404

Total liabilities	407,366	397,960
Minority interests	37,411	19,956
Contingencies and commitments
Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 117,416,475 and 117,819,273 shares issued as of December 31, 2007 and June 30, 2008, respectively; 106,930,800 and 107,071,141 shares outstanding as of December 31, 2007 and June 30, 2008, respectively	28	28
Additional paid-in capital	713,096	717,603
Common stock held in treasury; 10,485,675 and 10,748,132 shares at December 31, 2007 and June 30, 2008, respectively	(54,646)	(55,415)
Accumulated deficit	(324,828)	(346,873)
Accumulated other comprehensive income	25,174	28,364

Total shareholders’ equity	358,824	343,707

Total liabilities and shareholders’ equity	$803,601	$761,623

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended June 30,
	2007	2008
Revenue:
Software	$59,391	$65,822
Global Services	29,040	30,304
CDC Games	9,316	10,803
China.com	2,950	4,090
Total revenue	100,697	111,019
Cost of revenue:
Software	(24,136)	(28,603)
Global Services	(22,087)	(22,356)
CDC Games	(4,675)	(6,094)
China.com	(1,122)	(1,944)
Total cost of revenue	(52,020)	(58,997)

Gross profit	48,677	52,022
Gross margin %	48%	47%
Operating expenses:
Sales and marketing expenses	(18,254)	(21,062)
Research and development expenses	(5,919)	(6,597)
General and administrative expenses	(20,340)	(24,903)
Amortization expenses	(2,535)	(3,128)
Restructuring and other charges	(661)	(2,838)

Total operating expenses	(47,709)	(58,528)

Operating income (loss)	968	(6,506)
Operating income %	1%	-6%
Other income (loss), net	1,240	(2,379)

Income (loss) before income taxes	2,208	(8,885)
Income tax expense	(4,022)	(675)

Income (loss) before minority interests	(1,814)	(9,560)
Minority interests in income of consolidated subsidiaries	(915)	(507)

Loss from continuing operations	(2,729)	(10,067)
Discontinued operations:
Loss from operations of discontinued subsidiaries	(974)	(93)

Net loss	$(3,703)	$(10,160)

Basic and diluted earnings (loss) per share from continuing operations	$(0.02)	$(0.10)

Basic and diluted earnings (loss) per share	$(0.03)	$(0.10)

Weighted average number of shares – basic	106,925	107,456

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Six Months Ended June 30,
	2007	2008
Revenue:
Software	$110,667	$125,619
Global Services	53,937	57,852
CDC Games	19,044	19,509
China.com	5,006	6,335
Total revenue	188,654	209,315
Cost of revenue:
Software	(45,463)	(56,078)
Global Services	(40,452)	(43,955)
CDC Games	(8,628)	(11,749)
China.com	(1,885)	(3,070)
Total cost of revenue	(96,428)	(114,852)

Gross profit	92,226	94,463
Gross margin %	49%	45%
Operating expenses:
Sales and marketing expenses	(33,073)	(40,736)
Research and development expenses	(10,733)	(13,031)
General and administrative expenses	(38,467)	(47,610)
Amortization expenses	(5,063)	(6,392)
Restructuring and other charges	(1,422)	(3,124)

Total operating expenses	(88,758)	(110,893)

Operating income (loss)	3,468	(16,430)
Operating income %	2%	-8%
Other income (loss), net	2,263	(3,291)

Income (loss) before income taxes	5,731	(19,721)
Income tax expense	(5,417)	(1,126)

Income (loss) before minority interests	314	(20,847)
Minority interests in income of consolidated subsidiaries	(1,850)	(852)

Loss from continuing operations	(1,536)	(21,699)
Discontinued operations:
Loss from operations of discontinued subsidiaries	(974)	(345)

Net loss	$(2,510)	$(22,044)

Basic and diluted loss per share from continuing operations	$(0.01)	$(0.21)

Basic and diluted loss per share	$(0.01)	$(0.21)

Weighted average number of shares – basic	107,100	107,083

CDC Corporation
Unaudited Consolidated Statement of Cash Flows
(Amounts in thousands of U.S. dollars)

Six Months Ended
June 30, 2008
OPERATING ACTIVITIES:
Net (loss) income	$(22,044)
Adjustments to reconcile net loss to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	750
Loss on disposal/write-off of property and equipment	133
Gain on disposal of available-for-sale securities	(127)
Loss on disposal of subsidiaries and cost investments	130
Bad debt expense	1,363
Amortization expense	6,392
Amortization expense included in cost of revenue	9,244
Depreciation	4,574
Impairment of cost investments and available-for-sale securities	(554)
Stock compensation expenses	3,530
Deferred provision for income taxes	26
Discount amortization on convertible notes	631
Fair market value adjustment of derivative instruments	5,874
Changes in operating assets and liabilities:
Accounts receivable	6,746
Deposits, prepayments and other receivables	6,433
Other assets	340
Accounts payable	(6,342)
Accrued liabilities	(3,148)
Deferred revenue	(1,139)
Income tax payable	(734)
Other liabilities	(1,224)

10,854

Net cash provided by operating activities
INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(688)
Purchases of property and equipment	(2,412)
Acquisition of equity investees	(337)
Capitalized software	(5,285)
Purchases of intangible assets	(2,831)
Proceeds from disposal of available-for-sale securities	59,221
Proceeds from disposal of subsidiaries	364
Decrease in restricted cash	4,850

Net Cash Provided by investing activities	52,882

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	615
Proceeds from bank loans	7,348
Repayment of bank loans	(30,585)
Purchases of treasury stock	(2,874)

Net cash used in financing activities	(25,496)

Effect of exchange differences on cash	2,931

Net increase in cash and cash equivalents	41,171
Cash and cash equivalents at beginning of year	142,218

Cash and cash equivalents at end of year	$183,389

(1) Non-GAAP Cash and Cash Equivalents
Reconciliation	Q2	2008
Cash and cash equivalents	$183,389
Add restricted cash	4,217
Add available for sale securities – current	12,651
Add available for sale securities – long-term	33,107

Non GAAP cash and cash equivalents	$233,364

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three Months Ended June 30,
	2007	2008
(2) Reconciliation from GAAP results to Adjusted EBITDA
Operatiing income (loss)	$968	$(6,506)
Add back restructuring and other charges	661	2,838
Add back depreciation expense	1,335	2,490
Add back amortization expense	2,535	3,128
Add back amortization expense included in cost of revenue	3,599	4,640
Add back stock compensation expenses	1,860	1,887
Subtract capitalized software	(2,028)	(2,385)

Adjusted EBITDA	$8,930	$6,092

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Six Months Ended June 30,
	2007	2008
(2) Reconciliation from GAAP results to Adjusted EBITDA
Operatiing income (loss)	$3,468	$(16,430)
Add back restructuring and other charges	1,422	3,124
Add back depreciation expense	2,541	4,574
Add back amortization expense	5,063	6,392
Add back amortization expense included in cost of revenue	6,099	9,244
Add back stock compensation expenses	4,139	3,530
Subtract capitalized software	(4,659)	(5,285)

Adjusted EBITDA	$18,073	$5,149

CDC Corporation
Unaudited Reconciliation From GAAP Results to Non-GAAP Results
(Amounts in thousands of U.S. dollars except per share data)

	Three Months Ended June 30,
	2007	2008
(3) Reconciliation from GAAP results to Non-GAAP results
Loss from continuing operations	$(2,729)	$(10,067)
Add back amortization expense of purchased technologies included in cost of revenue	2,358	2,750
Add back amortization expense	2,535	3,128
Add back stock compensation expenses	1,860	1,887
Add back restructuring and other charges	661	2,838
Add back amortization of debt issuance costs	491	491
Add back loss on derivatives	790	3,555
Add back impairment of available-for-sale securities	--	(28)
Subtract (gain) loss on disposal of investments	(622)	55
Add back deferred tax impact	3,304	(125)
Subtract minority interest	(244)	(1)

Income from continuing operations – Non-GAAP	$8,404	$4,483

Adjusted diluted earnings per share	$0.06	$0.04

Weighted average fully diluted shares outstanding	128,386	123,782

CDC Corporation
Unaudited Reconciliation From GAAP Results to Non-GAAP Results
(Amounts in thousands of U.S. dollars except per share data)

	Six Months Ended June 30,
	2007	2008
(3) Reconciliation from GAAP results to Non-GAAP results
Loss from continuing operations	$(1,536)	$(21,699)
Add back amortization expense of purchased technologies included in cost of revenue	4,129	5,771
Add back amortization expense	5,063	6,392
Add back stock compensation expenses	4,139	3,530
Add back restructuring and other charges	1,422	3,124
Add back amortization of debt issuance costs	982	982
Add back loss on derivatives	790	5,874
Add back impairment of available-for-sale securities	--	23
Subtract (gain) loss on disposal of investments	(622)	43
Add back deferred tax impact	4,003	(191)
Subtract minority interest	(430)	(117)

Income from continuing operations – Non-GAAP	$17,940	$3,732

Adjusted diluted earnings per share	$0.14	$0.03

Weighted average fully diluted shares outstanding	126,603	123,476

CDC Corporation
Unaudited Revenue Details
(Amounts in thousands of U.S. dollars)

	Three Months Ended June 30,
	2007	2008
Segment revenue from external customers:
Software
Licenses	$17,111	$13,543
Maintenance	20,743	26,818
Consulting services	21,058	25,354
Hardware	479	107

Total Software	59,391	65,822
Global Services:
Licenses	1,042	1,272
Consulting services	26,827	26,977
Hardware	1,171	2,055

Total Global Services	29,040	30,304
CDC Games	9,316	10,803
China.com	2,950	4,090

Total consolidated revenue	$100,697	$111,019

CDC Corporation
Unaudited Revenue Details
(Amounts in thousands of U.S. dollars)

	Six Months Ended June 30,
	2007	2008
Segment revenue from external customers:
Software
Licenses	$30,252	$24,558
Maintenance	37,756	52,368
Consulting services	42,086	48,362
Hardware	573	331

Total Software	110,667	125,619
Global Services:
Licenses	2,004	2,538
Consulting services	50,762	51,978
Hardware	1,171	3,336

Total Global Services	53,937	57,852
CDC Games	19,044	19,509
China.com	5,006	6,335

Total consolidated revenue	$188,654	$209,315